April 11, 2025

Robert Bailey
Chief Financial Officer
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, TX 77002

       Re: Houston American Energy Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 28, 2025
           File No. 001-32955
Dear Robert Bailey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Lee McIntyre